SEC 18005632
Mail Processing
Section
MAR 01 2018
Washington DC
408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47290

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Mutual of Omaha Investor Services, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Mutual of Omaha Plaza
(No. and Street)

Omaha	**NE**	**68175-1020**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Evan Bees **402-351-6914**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1601 Dodge Street, Suite 3100 Omaha NE 68102
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

[redacted]

OATH OR AFFIRMATION

I, **EVAN BEES**, swear that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to **MUTUAL OF OMAHA INVESTOR SERVICES, INC.** (the "Company"), as of and for the year ended December 31, 2017, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

MOIS Director, Finance Operations

Title

Carol L. Coldanghise

Notary Public

GENERAL NOTARY - State of Nebraska
CAROL L. COLDANGHISE
My Comm. Exp. April 10, 2021

This report ** contains (check all applicable boxes):

- [x] Report of Independent Registered Public Accounting Firm.
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] Notes to Financial Statements
- [x] (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
- [x] (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934.
- [x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934.
- [ ] (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 [included in items g and h].
- [ ] (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation [included in the notes to the financial statements].
- [x] (l) An Oath or Affirmation.
- [ ] (m) Copy of the SIPC Supplemental Report [filed separately].
- [ ] (n) A Report Describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon [filed separately].
- [ ] (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act
- [ ] (p) Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 under the Commodity Exchange Act
- [ ] (q) Schedule of Segregation Requirements and Funds in Segregation for Commodity Dealer Options Accounts Pursuant to Regulation 32.6 of the Commodity Futures Trading Commission.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[redacted]

MUTUAL OF OMAHA INVESTOR SERVICES, INC.
(A wholly owned subsidiary of Mutual of Omaha Holdings, Inc.)

(S.E.C. I.D. No. 08-47290)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017,
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

******

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a **PUBLIC** Document

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street
Suite 3100
Omaha, NE 68102-1640
USA

Tel: +1 402 346 7788
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Stockholders of
Mutual of Omaha Investor Services, Inc.
Omaha, Nebraska

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Mutual of Omaha Investor Services, Inc. (A wholly owned subsidiary of Mutual of Omaha Holdings, Inc.), (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2018

We have served as the Company's auditor since 1996.

MUTUAL OF OMAHA INVESTOR SERVICES, INC.
(A wholly owned subsidiary of Mutual of Omaha Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS	
CASH AND CASH EQUIVALENTS	$2,999,781
CLEARING ACCOUNT DEPOSITS	113,364
RECEIVABLES:	
Service fees	753,486
Advisory fees	444,044
Dealer concessions	401,830
Agent accounts	118,244
Other	2,664
Total receivables	1,720,268
OTHER ASSETS	253,107
TOTAL	$5,086,520
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accrued commissions and other compensation	$1,708,440
Payable to affiliate	564,575
Accrued expenses and other liabilities	106,832
Total liabilities	2,379,847
COMMITMENTS, CONTINGENCIES AND GUARANTEES (Note 7):	
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value, 10,000 shares authorized, issued and outstanding	10,000
Paid in capital	1,990,000
Retained earnings	706,673
Total stockholder's equity	2,706,673
TOTAL	$5,086,520

See notes to statement of financial condition.

1. NATURE OF OPERATIONS

Mutual of Omaha Investor Services, Inc. (the "Company") is a registered securities broker-dealer organized in 1993 and is a wholly owned subsidiary of Mutual of Omaha Holdings, Inc., ("Holdings"), which is a wholly owned subsidiary of Mutual of Omaha Insurance Company ("Mutual"). The Company is engaged principally in providing financial services to consumers directly through Mutual's agency sales force. The Company is also the principal underwriter for variable products registered by Mutual subsidiaries: United of Omaha Life Insurance Company ("United") and Companion Life Insurance Company ("Companion"). The Company operates on a fully-disclosed basis and executes and clears trades through an unaffiliated broker-dealer, Pershing LLC. The Company is exempt from the provisions of Securities and Exchange Commission (SEC) Rule 15c3-3 under paragraphs (k)(1) and (k)(2)(ii).

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Income Taxes — Deferred tax liabilities and assets are determined based on the differences between financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Primary differences relate to accrued vacation, bonus payments, and prepaid assets. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date. A change in the corporate tax rate was signed into law on December 22, 2017. See Note 6 for further information regarding the change.

Cash and Cash Equivalents — The Company considers money market funds to be cash equivalents. The carrying amounts for the money market funds equals their fair value. The money market mutual funds are classified as level 1 of the fair value hierarchy as the fair values are based on quoted prices in active markets for identical securities. Total money market mutual funds included in cash and cash equivalents at December 31, 2017 were $2,800,000.

Concentrations — A significant portion of the Company's business is with a limited number of fund companies, insurance carriers, variable product carriers, and fee-based money managers.

Subsequent Events — The Company has evaluated subsequent events through the date the financial statements were issued and has determined that there are no significant events that require adjustment to or disclosure in the statement of financial condition.

Future Adoption of New Accounting Pronouncements— In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"), which supersedes nearly

all current revenue recognition guidance. For contracts affected by the new standard, the update will require an entity to recognize revenue upon the transfer of goods or services to customers in amounts that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services. It does not impact the accounting for financial instruments. The Company currently recognizes revenue from dealer concessions at the trade date, transaction processing at the transaction date, advisory services and 12b-1 trail fees over the period the services are performed, and financial planning fee revenue at the point in time the financial plan is delivered to the client, which is typically between 60 and 90 days after work is begun. The adoption of this guidance on January 1, 2018 did not have material impact on the Company's financial statements.

3. NET CAPITAL

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934, which requires maintenance of minimum net capital, as defined in the rule. Under the rule, the Company is required to maintain a minimum net capital of the greater of $50,000 or 6 2/3% of aggregate indebtedness, and not allow the ratio of "aggregate indebtedness" to "net capital" to exceed 15 to 1. At December 31, 2017, net capital was $1,959,369. Required net capital was $156,755 based on aggregate indebtedness of $2,351,323 and the ratio of aggregate indebtedness to net capital was 1.2 to 1.

4. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2017, Mutual and its subsidiaries provided data processing services, printing, group insurance, payable processing, promotional, and other services based upon written management agreements. In 2017, Mutual made changes to simplify the expense allocation process resulting in greater transparency of expenses charged to the Company for certain corporate overhead operational areas. The elimination of certain step down allocation methods and the establishment of a standard monthly charge, determined annually for services normally utilized, resulted in higher retained earnings of approximately $1 million for the Company in 2017. Amounts payable to Mutual and its subsidiaries were $564,575 as of December 31, 2017. Included in the amounts payable to Mutual and its subsidiaries is $489,895 of expenses and administrative services paid by Mutual or its subsidiaries on the Company's behalf.

The Company and Mutual participate in an expense sharing agreement related to an agent fee paid to the Company to offset operating expenses incurred by the Company. The Company received payments of $659,625 for the year ended December 31, 2017, from Mutual. The agreement is subject to termination by either party upon 30 days written notice. Under an expense sharing agreement, the Company provides supervisory services to Mutual and its subsidiaries resulting in payments received of $305,550.

The Company settles all due to and from Mutual on a monthly basis.

The Company acts as the underwriter of individual variable annuities and variable universal life products for United and Companion. The block of business was fully reinsured to Security Benefit of Topeka, KS in 2004 and no new policies are being solicited. The Company receives retail and administrative compensation for United and Companion group variable annuities. The Company had dealer concessions receivable of $173,422 as of December 31, 2017, from United and Companion.

Transactions with related parties may not be indicative of amounts which would have occurred had the parties not been related.

5. EMPLOYEE BENEFIT PLANS

The Company participates in three plans sponsored by its ultimate parent, Mutual. These plans are a qualified, noncontributory defined benefit pension plan, a 401(k) profit sharing defined contribution plan, and a postretirement benefit plan that provides certain health care and life insurance benefits for retirees. Substantially all employees are eligible for the 401(k) plan, while only employees hired before 1995 are eligible for the postretirement benefit plan. Effective January 1, 2005 the defined benefit plan was amended to freeze plan benefits for participants 40 years and under. No benefits are available under the defined benefit plan for employees hired on or after January 1, 2005. Employees meeting certain minimum requirements are eligible for participation in the pension plan. The Company has no legal obligation for benefits under these plans. Mutual of Omaha allocates expense amounts for these plans to the Company based on various cost allocation ratios.

6. INCOME TAXES

On December 22, 2017, the Tax Cuts and Jobs Act (the Act) was signed into law. The Act included numerous changes in existing tax law, including a permanent reduction in the federal corporate income tax rate from 35% to 21%. The rate reduction takes effect on January 1, 2018. As a result of the reduction to federal corporate income tax rates, the Company's deferred tax liability has been reduced for the year ended December 31, 2017.

The Company is included in a consolidated U.S. Corporate Income Tax Return with Mutual and certain affiliates and files state income tax returns in various jurisdictions. The Company has a federal tax-sharing agreement whereby it pays to or receives from Mutual an amount equal to the federal income tax expense (benefit) which the Company would have incurred had it filed a separate return. There is no state income tax sharing agreement and the Company is not required to submit payment to any affiliate for the use of combined group state tax losses.

As of December 31, 2017, the Company recorded an income tax payable of $19,645 included in payable to affiliate.

The components of the net deferred income taxes as of December 31, 2017 were as follows:

Deferred tax assets:	
Expenses deductible in subsequent periods	$ 21,028
Deferred tax liabilities:	
Prepaid assets	(49,630)
Net deferred income tax liability	$ (28,602)

The above net deferred income tax liability is included in accrued expenses and other liabilities on the Statement of Financial Condition.

As of December 31, 2017, the Company has fully utilized the net operating loss carry forwards from 2016 in 2017 and has no valuation allowance as of December 31, 2017.

As of December 31, 2017, there were no accrued uncertain tax positions recorded as an income tax liability in the statements of financial condition. The statue of limitations has closed on all years through 2013. Therefore, the years after 2013 remain subject to audit by federal and state jurisdictions.

7. COMMITMENTS AND CONTINGENCIES

The Company has provided guarantees to its clearing broker. Under the guarantees, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The guarantee is for six years ending in 2020 and the maximum exposure is equal to pending trades. Unsecured amounts in accounts introduced by the Company were insignificant as of December 31, 2017. Management believes the potential for the Company to be required to make payments under these agreements is remote. Accordingly, no amounts are recorded on the Statements of Financial Condition for these contingent liabilities. If the Company had unsecured amounts, they would be deducted from its net capital in accordance with Rule 15c3-1.

Various lawsuits have arisen in the ordinary course of the Company's business. The Company believes that its defenses in these various lawsuits are meritorious and the eventual outcome will not have a material effect on the Company's statement of financial condition.